Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 6, 2015

Via EDGAR

Mr. Ronald E. Alper

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

vTv Therapeutics Inc.
Amendment No. 2 to Registration Statement on Form S-1

Filed July 1, 2015

File No. 333-204951

Ladies and Gentlemen:

As previously discussed with the Staff of the Securities and Exchange Commission (the “Commission”), on behalf of our client, vTv Therapeutics Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying changed pages (“Changed Pages”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company marked to indicate proposed changes to Amendment No. 2 to the Registration Statement filed with the Commission on July 1, 2015. The accompanying Changed Pages reflect proposed changes that were discussed with the Staff of the Commission on July 2, 2015. We also hereby enclose the draft of our opinion as to the legality of the shares of the Company’s Class A common stock being registered.

* * * *

If you have any questions concerning the accompanying pages, please do not hesitate to contact either the undersigned at (212) 373-3052 or David E. Sobel at (212) 373-3226.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee, Esq.

cc:	Stephen L. Holcombe
vTv Therapeutics Inc.

Marc D. Jaffe, Esq.
Senet S. Bischoff, Esq.
Latham & Watkins LLP

Draft 7/6/2015

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

212-373-3000

212-757-3990

July    , 2015

vTv Therapeutics Inc.
4170 Mendenhall Oaks Pkwy
High Point, NC 27265

Registration Statement on Form S-1
(Registration No. 333-204951)

Ladies and Gentlemen:

We have acted as special counsel to vTv Therapeutics Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1, as amended (the “Registration Statement”), of the Company, filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder (the “Rules”). You have asked us to furnish our opinion as to the legality of the securities being registered under the Registration Statement. The Registration Statement relates to the registration under the Act of up to                shares (the “Shares”) of the Company’s Class A common stock, par value $0.01 per share (the “Common Stock”), that may be offered by the Company (including shares issuable by the Company upon exercise of the underwriters’ over-allotment option).

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.      the Registration Statement;

2.      the form of the Underwriting Agreement (the “Underwriting Agreement”), included as Exhibit 1.1 to the Registration Statement;

3.      the form of the Amended and Restated Certificate of Incorporation of the Company, included as Exhibit 3.3 to the Registration Statement; and

4.      the form of the Amended and Restated By-laws of the Company, included as Exhibit 3.4 to the Registration Statement.

In addition, we have examined (i) such corporate records of the Company that we have considered appropriate, including a copy of the certificate of incorporation, as amended, and by-laws, as amended, of the Company, certified by the Company as in effect on the date of this letter, and copies of resolutions of the board of directors of the Company relating to the issuance of the Shares, certified by the Company, and (ii) such other certificates, agreements and documents that we deemed relevant and necessary as a basis for the opinions expressed below. We have also relied upon the factual matters contained in the representations and warranties of the Company made in the Documents and upon certificates of public officials and the officers of the Company.

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of all the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that the Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued, delivered and paid for as contemplated in the Registration Statement and in accordance with the terms of the Underwriting Agreement, the Shares will be validly issued, fully paid and non-assessable.

The opinion expressed above is limited to the General Corporation Law of the State of Delaware. Our opinion is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.

We hereby consent to use of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” contained in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the Rules.

Very truly yours,

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP